SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SC TO-I/A
                                   SC 13E3/A
                               (Amendment No. 1)

                TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
                13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.

                          BANGOR HYDRO-ELECTRIC COMPANY
                       (Name of Subject Company (Issuer))

                          BANGOR HYDRO-ELECTRIC COMPANY
                             (Name of Filing Person)

                     Cumulative Preferred Stock, 7% Series
                         (Title of Class of Securities)

                                    060077401
                      (CUSIP Number of Class of Securities)

                                 David R. Black
                         Bangor Hydro-Electric Company
                          33 State St., P.O. Box 932
                               Bangor, ME 04402

   (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                    Copy to:
                                Andrew Landry, Esq.
                              Rudman & Winchell, LLC
                           84 Harlow St., P.O. Box 1401
                                Bangor, ME 04402

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]  third-party tender offer subject to Rule 14d-1.

     [X]  issuer tender offer subject to Rule 13e-4.

     [X]  going-private transaction subject to Rule 13e-3.

     [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: [_]



     This Amendment No. 1 to Schedule TO/13E-3 amends and supplements the Schedule TO/13E-3 originally filed by Bangor Hydro-Electric Company, a Maine corporation ("Bangor Hydro"), on January 28, 2003. This Amendment No. 1 to Schedule TO/13E-3 relates to the tender offer by Bangor Hydro to purchase all of its outstanding shares of its 7% Series of cumulative preferred stock, , CUSIP No. 060077401 (the "Preferred Stock") at the cash purchase price of $115.00 per share.

     The offer is subject to the terms and conditions set forth in the Offer to Purchase dated January 28, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"), as amended or supplemented from time to time. Except as amended and supplemented hereby, the Schedule TO/13E-3 filed by Bangor Hydro on January 28, 2003 remains in effect.

     The Schedule TO/13E-3 is hereby amended and supplemented as follows:


ITEM 1. SUMMARY TERM SHEET

(a) The Summary Term Sheet of the Offer to Purchase is hereby amended by amending the second and third sentences of the first paragraph of the answer to the question "WHEN AND HOW WILL I BE PAID FOR MY TENDERED SHARES" to read as follows:

"We anticipate payment to be made on March 5, 2003. In addition, we reserve the right, subject to compliance with Rule 13e-4(f)(5) under the Exchange Act, to delay the acceptance for payment or payment for preferred shares in order to permit receipt of any applicable governmental regulatory approvals."

(b) The prefatory information included directly under the Table of Contents of the Offer to Purchase is amended by deleting the second paragraph under the heading "Important", which previously read: "There will be no guaranteed delivery procedures with respect to this offer."


ITEM 4. TERMS OF THE TRANSACTION

     (a) Section 2 of the Offer to Purchase ("Acceptance for Payment and Payment") is hereby amended by amending the second sentence of the first paragraph to read as follows:

"In addition, we reserve the right, subject to compliance with Rule 13e-4(f)(5) under the Exchange Act, to delay the acceptance for payment or payment for preferred shares in order to permit receipt of any applicable governmental regulatory approvals."


     (b) Section 4 of the Offer to Purchase ("Withdrawal Rights") is hereby amended by amending the third sentence of the first paragraph to read as follows:

"If we extend the period of time during which an offer is open, or are delayed in accepting for payment or paying for preferred shares pursuant to that offer in order to permit receipt of any applicable governmental regulatory approvals, then, without prejudice to our rights under the offer, the depositary may, on our behalf and subject to your withdrawal rights, as set forth herein, retain all preferred shares tendered."

     (c) Section 5 of the Offer to Purchase ("Expiration Date; Extension of Tender Period; Termination; Amendment") is hereby amended by amending the first sentence of the fifth paragraph to read as follows:

"If we extend the time during which an offer is open, or if we are delayed in accepting for payment of or payment for the preferred shares pursuant to an offer in order to permit receipt of any applicable governmental regulatory approvals, then, without prejudice to our rights under the offer, the depositary may retain tendered preferred shares on our behalf and those preferred shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described herein under
Section 4, "Withdrawal Rights.""

     (d) The information set forth in the Offer to Purchase under Section 11 ("Conditions to the Offer") is incorporated by reference herein.

     (e) Section 11 of the Offer to Purchase ("Conditions to the Offer") is hereby amended by amending enumerated subparagraph (1) to read as follows:

"          1.  There shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to any offer or to us or any of our subsidiaries, by any legislative body, court, authority, government or governmental agency, authority or tribunal which, in our reasonable judgment, would or could or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the preferred shares illegal or otherwise restrict or prohibit consummation of any offer,
(ii) delay or restrict our ability or render us unable to accept for payment or pay for some or all of the preferred shares, (iii) materially impair the contemplated benefits of any offer to us or (iv) in our reasonable judgment, materially and adversely affect the business, condition (financial or otherwise), income, operations or prospects of us and our subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or any offer's contemplated benefits to us;"

     (f) Section 11 of the Offer to Purchase ("Conditions to the Offer") is hereby amended by amending the paragraph immediately following the enumerated list of conditions to read as follows:

"The foregoing conditions are for our benefit, we may assert them regardless of the circumstances, and we may waive any such condition, in whole or in part, at any time and from time to time in our discretion prior to the expiration date. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each of these rights shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by us concerning the events described above will be final and binding on all parties."


ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     No such agreements, arrangements or understandings exist.


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) Section 6 of the Offer to Purchase ("Special Factors") is hereby amended by adding the following new paragraph after the existing second paragraph under the heading "Purpose of the Transaction":

"Exploration of the possible deregistration of all outstanding shares of the company's preferred stock was initiated by Bangor Hydro's management shortly after the completion of its merger with Emera, Inc. in October, 2001 as part of an overall analysis of potential cost saving opportunities. An initial presentation was made to the Board of Directors regarding this strategy in December, 2001. In February, 2002, the Board of Directors approved inclusion of a proposed amendment to Bangor Hydro's Articles of Incorporation on the Agenda for the company's 2002 Annual Meeting that, among other things, would give the Board authority to repurchase any of the Company's stock. This amendment was approved by shareholders at Bangor Hydro's Annual Meeting on April 24, 2002. On June 6, 2002, the Maine Public Utilities Commission approved a retail rate plan for Bangor Hydro to be in effect through December 31, 2007, that provided for the company's core distribution rates being adjusted downward on July 1 of each year from 2003 to 2007, at annual rates ranging from 2% to 2 3/4%, subject to certain other specified adjustments. Concurrently with the approval of the rate plan, Bangor Hydro implemented a significant cost cutting initiative intended to reduce its operating costs by approximately 20%, which included a workforce reduction of 112 employees, approximately 25% of Bangor Hydro's employee base. On July 30, 2002, Congress enacted the Sarbanes-Oxley Act, enhancing the reporting requirements, requirements for internal controls, and certain requirements regarding corporate governance for registered companies. On July 31, 2003, at a regularly scheduled meeting, the Board of Directors approved the redemption of all of Bangor Hydro's outstanding preferred shares and delegated the authority to act on behalf of Bangor Hydro with respect to the offer to a Committee of the Board consisting of Director Ronald E. Smith and Elizabeth A. MacDonald. Bangor Hydro analyzed a number of different approaches to redeeming the preferred shares, including a small shareholder or "odd lot" program, an open market program, and tender offers for each of its three outstanding series of preferred stock. Management's analysis was that a call of the 4% and 4 1/4% series of preferred stock, each of which were callable according their terms, and a tender offer for all outstanding shares of the 7% series of noncallable preferred stock would be the most effective approach to allow the Company to deregister these series. Management made this recommendation to the special Committee of the Board, and the Committee adopted this recommendation."

     (b) Section 6 of the Offer to Purchase ("Special Factors") is hereby amended by amending the first bullet under the second paragraph under the heading "Fairness of the Offer" to read as follows:

"-   the purchase price for the preferred shares is $115.00 per share, as compared to a market price of $87.00 to $92.00 for the period January 1, 2002 to the present, prior periods being irrelevant due to higher prevailing interest rates and lower market prices for the preferred shares during those periods;"

     (c) Section 6 of the Offer to Purchase ("Special Factors") is hereby amended by amending the second bullet under the second paragraph under the heading "Fairness of the Offer" to read as follows:

"-   the purchase price for the preferred shares represents a premium of approximately 25% over the most recent market price of $92.00;"

     (d) Section 6 of the Offer to Purchase ("Special Factors") is hereby amended by amending the third bullet under the second paragraph under the heading "Fairness of the Offer" to read as follows:

"-   the purchase price for the preferred shares is $115.00 per share, as compared to an equivalent market price of approximately $100.00 for a sample group of preferred issues in the utility sector which the company deemed to be reasonably similar to ours based upon corporate credit ratings and other factors, consisting of Consolidated Edison, Inc., Duke Energy Corporation, and TXU Corporation, adjusted to reflect differences in dividend yields;"

     (e) Section 6 of the Offer to Purchase ("Special Factors") is hereby amended by amending the fourth bullet under the second paragraph under the heading "Fairness of the Offer" to read as follows:

"-   the purchase price for the preferred shares of $115.00 is greater than the equivalent recent market price of $100.00 of the sample group of comparable preferred issues;"

     (f) Section 6 of the Offer to Purchase ("Special Factors") is hereby amended by amending the fifth bullet under the second paragraph under the heading "Fairness of the Offer" to read as follows:

"-   the company believes that the $100.00 per share equivalent price of the sample group of comparable preferred issues equals the fair value of preferred shares in the open market;

- the purchase price for the preferred shares represents a premium of approximately 15% over the fair value of preferred shares in the open market of $100.00, which is equivalent to the premium over the "estimated value" of certain preferred shares of Niagara Mohawk purchased through an issuer tender offer by that company in March, 2002;"

     (g) Section 6 of the Offer to Purchase ("Special Factors") is hereby amended by deleting the seventh bullet under the second paragraph under the heading "Fairness of the Offer".

     (h) Section 6 of the Offer to Purchase ("Special Factors") is hereby amended by adding the following new paragraph at the end of the second list of bulleted items under the heading "Plans of Bangor Hydro after the Offer":

"The preferred shares are not currently listed on any national securities exchange. Deregistration of the preferred shares may result in the cessation of their quotation in the automatic quotation systems operated by national securities associations."


ITEM 12. EXHIBITS

     (a)(1)(I)  Text of press release issued by Bangor Hydro-
                Electric Company dated February 17, 2003.



ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

SCHEDULE 13E-3, ITEM 1. SUMMARY TERM SHEET

     The information set forth in the Offer to Purchase under "Summary Term Sheet", as amended herein above, is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 2. SUBJECT COMPANY INFORMATION

     Item 1003(a) through (c) of Regulation M-A. The information set forth in the Offer to Purchase under "Summary Term Sheet," "Certain Information about Bangor Hydro," "Terms of the Offer" and "Certain Information about the Preferred Shares" is incorporated herein by reference.

     Item 1003(d) of Regulation M-A. Dividends on the preferred shares have been paid quarterly at a rate of $1.75 per share per quarter during the past two years.

     Item 1003(e) of Regulation M-A. No public offering of the preferred shares has been made during the past three years.

     Item 1003(f) of Regulation M-A. Neither Bangor Hydro nor any affiliate thereof has purchased any of the preferred shares during the past two years.

SCHEDULE 13E-3, ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

     The Company is the only filing person. The information set forth in the Offer to Purchase under "Summary Term Sheet," "Certain Information about Bangor Hydro" and Schedule I to the Offer to Purchase is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 4. TERMS OF THE TRANSACTION

     Item 1004(a) of Regulation M-A. The information set forth in the Offer to Purchase under "Summary Term Sheet," "Terms of the Offer," "Expiration Date; Extension of Tender Period; Termination; Amendment," "Procedure for Tendering Preferred Shares," "Withdrawal Rights," "Acceptance for Payment and Payment," "Special Factors," "Conditions of the Offer", "Material United States Federal Income Tax Consequences of the Offer" and "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares", each as it has been amended above herein, is incorporated herein by reference.

Item 1004(c) of Regulation M-A. There are no terms or arrangements of the transaction that treat any subject security holders differently from other subject securities holders.

Item 1004(d) of Regulation M-A. Dissenting securities holders are not entitled to appraisal rights. The company is unaware of any other rights that may be available to dissenting securities holders. Security holders can determine individually to accept or reject the offer.

Item 1004(e) of Regulation M-A. No provisions have been made in connection with the transaction to grant unaffiliated securities holders access to the corporate files of the company or to obtain counsel or appraisal services at the expense of the company.

Item 1004(f) of Regulation M-A. The transaction does not involve an offer or exchange of securities.

SCHEDULE 13E-3, ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND
AGREEMENTS

Item 1005(a) of Regulation M-A.  No such transactions have occurred.

Item 1005(b) of Regulation M-A. In October, 2001, Bangor Hydro became an indirect, wholly owned subsidiary of Emera, Inc., a corporation organized under the laws of Nova Scotia whose shares are traded on the Toronto Stock Exchange, as the result of a merger transaction pursuant to which Emera acquired all of Bangor Hydro's outstanding shares of common stock for cash.

Item 1005(c) of Regulation M-A. The merger transaction described in response to Item 1005(b) of Regulation M-A was preceded by the negotiation and execution of an Agreement and Plan of Merger dated as of June 29, 2000 between Bangor Hydro and Emera (then known as NS Power Holdings
Incorporated).

Item 1005(e) of Regulation M-A. No such agreements, arrangements or understandings exist.


SCHEDULE 13E-3, ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     The information set forth in the Offer to Purchase under "Acceptance for Payment and Payment" and "Special Factors", as amended above herein, is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

     Item 1013(a) of Regulation M-A. The information set forth in the Offer to Purchase under "Special Factors", as amended above herein, is incorporated herein by reference.

     Item 1013(b) of Regulation M-A. The company did not consider any other alternatives to accomplish the purposes described in the Offer to Purchase under "Special Factors", as amended above herein.

     Item 1013(c) of Regulation M-A. The information set forth in the Offer to Purchase under "Special Factors", as amended above herein, is incorporated herein by reference.

     Item 1013(d) of Regulation M-A. The information set forth in the Offer to Purchase under "Material United States Federal Income Tax Consequences of the Offer" and "Special Factors", as amended above herein, is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 8. FAIRNESS OF THE TRANSACTION.

     Item 1014(a) of Regulation M-A. The information set forth in the Offer to Purchase under "Special Factors", as amended above herein, is incorporated herein by reference.

     Item 1014(b) of Regulation M-A. The information set forth in the Offer to Purchase under "Special Factors", as amended above herein, is incorporated herein by reference.

     Item 1014(c) of Regulation M-A. The information set forth in the Offer to Purchase under "Special Factors", as amended above herein, is incorporated herein by reference.

     Item 1014(d) of Regulation M-A. The information set forth in the Offer to Purchase under "Special Factors", as amended above herein, is incorporated herein by reference.

     Item 1014(e) of Regulation M-A. The information set forth in the Offer to Purchase under "Special Factors", as amended above herein, is incorporated herein by reference.

     Item 1014(f) of Regulation M-A.  No other offer has been received.

SCHEDULE 13E-3, ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

     Item 1015(a) of Regulation M-A. No such report, opinion or appraisal was prepared.

     Item 1015(b) of Regulation M-A.  Not applicable.

     Item 1015(c) of Regulation M-A.  Not applicable.

SCHEDULE 13E-3, ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information set forth in the Offer to Purchase under "Source and Amount of Funds" and "Fees and Expenses" is incorporated herein by reference. There are no material conditions and no alternative financing arrangements or plans.

SCHEDULE 13E-3, ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     The information set forth in the Offer to Purchase under "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.


SCHEDULE 13E-3, ITEM 12. THE SOLICITATION OR RECOMMENDATION.

     Item 1012(d) of Regulation M-A. The information set forth in the Offer to Purchase under "Interest of Directors and Executive Officers;
Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

     Item 1012(e) of Regulation M-A. The information set forth in the Offer to Purchase under "Fees and Expenses" is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 13. FINANCIAL STATEMENTS

     The audited financial statements for the Company for the fiscal years ended December 31, 2001 and 2000, and unaudited financial statements for the quarter ending September 30, 2002 are incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal years ended December 31, 2001 and 2000, and Quarterly Report on Form 10-Q for the quarter ended September 30, 2002. These reports are available for inspection and copying at the public reference facilities maintained by the Securities and Exchange Commission ("SEC") at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or 233 Broadway, New York, New York 10279 or CitiCorp Center, 500
W. Madison Street, Suite 1400, Chicago, Illinois 60661. Copies can also be obtained at a prescribed rate from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or free of charge at the Web site maintained by the SEC at http://www.sec.gov.

SCHEDULE 13E-3, ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR
USED

     The information set forth in the Offer to Purchase under "Summary Term Sheet," "Fees and Expenses," and "Certain Information about Bangor Hydro" is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 15. ADDITIONAL INFORMATION

     The information set forth in the Offer to Purchase, as amended herein above, and the Letter of Transmittal is incorporated herein by reference.



                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO-I/A/Schedule 13E-3/A is true, complete and correct.

Date: February 18, 2003

                                      BANGOR HYDRO-ELECTRIC COMPANY


                                      By: /s/ David R. Black
                                         ------------------------------
                                         Name: David R. Black
                                         Title: Treasurer



                                INDEX TO EXHIBITS

Exhibit
Number

(a)(1)(I)    Text of press release issued by Bangor Hydro-
             Electric Company dated February 17, 2003.